United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Masco Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-5794	38-1794485
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

21001 Van Born Road Taylor, Michigan	48180
(Address of principal executive offices)	(Zip Code)

Kenneth G. Cole

Vice President, General Counsel and Secretary

(313) 274-7400

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1. Conflict Minerals Disclosures

Item 1.01. Conflict Minerals Disclosure and Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available on our website at www.masco.com. We do not incorporate the information contained on our website into this Form SD or our Conflict Minerals Report and such information should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning Conflict Minerals from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MASCO CORPORATION

By:	/s/ John G. Sznewajs	June 1, 2015
Name:	John G. Sznewajs
Title:	Vice President, Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2014